Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

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VIA EDGAR

June 26, 2023

Re:	KKR Private Equity Conglomerate LLC
Amendment No. 2 to Registration Statement on Form 10-12G
Filed June 12, 2023 File No. 000-56540

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of KKR Private Equity Conglomerate LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Post-Effective Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) filed with the Commission on June 12, 2023. The Company has revised the Registration Statement in response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated June 14, 2023 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	- 2 -	June 26, 2023

General

1.

We note your response to comment 5 and reissue in part. Please revise your summary and business sections to provide balancing disclosure relating to KKR business activities clarifying that they are past activities of an entity that is neither your parent nor subsidiary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 4 to clarify that KKR’s business activities, including those of the manager, represent past activities of entities that are neither a parent nor subsidiary of the Company.

Item 1. Business

General Development of Business, page 1

2.

We note your response to comment 13 and reissue in part. Please significantly revise your business section to provide specific details of your planned business. Include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. In addition, provide further detail regarding your process for identifying target companies.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 4 and 13 to provide additional information regarding the Company’s plan of operation and process for identifying target companies.

3.	We note your response to comment 16 and reissue in part. We note the following statements on page 1:

•	“[you] expect that [you] will own nearly all of [y]our portfolio companies through Joint Ventures alongside one or more KKR Vehicles”;

•	“[you] plan to own all or substantially all of [y]our portfolio companies directly or indirectly through [y]our wholly-owned operating subsidiary, K-PEC Holdings LLC”;

•	“[you] expect to hold [y]our portfolio companies and Joint Ventures through one or more corporations, limited liability companies or limited partnerships”;

•	“[you] expect that most of [y]our Joint Ventures will own a majority of, and/or have primary control over, the underlying portfolio company”; and

•	“[you] and the applicable KKR Vehicle will hold the interests in each portfolio company as co-general partners.”

Please revise your disclosure for consistency by providing clear disclosure about how you intend to own target companies you acquire.

Securities and Exchange Commission	- 3 -	June 26, 2023

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 1 and the organizational chart on page 8, to explain that the Company will own and control nearly all of its portfolio companies through joint ventures alongside one or more KKR vehicles as co-general partners and that such joint ventures will, directly or indirectly, own majority stakes in portfolio companies, and to a lesser extent, own influential yet non-majority stakes in portfolio companies. All or substantially all of its Joint Venture interests and other interests in portfolio companies will be owned directly or indirectly through its wholly-owned operating subsidiary, K-PEC Holdings LLC.

Risk Factors, page 45

4.

We note your response to our prior comment 10 and reissue in part. Please add a risk factor describing your exclusive forum provision and state that there is uncertainty as to whether a court would enforce such provision. Because this provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s comments and has revised its disclosure beginning on page vi and 79 in response to the Staff’s comments.

5.

We note your response to our prior comment 21 and reissue in part. We note your disclosure that your management agreement will require you to redeem “KKR Shares” if the agreement is terminated. Please include risk factor disclosure discussing material risks to investors related to this provision of the management agreement.

The Company respectfully acknowledges the Staff’s comments and has revised its disclosure beginning on page v and 72 in response to the Staff’s comments.

Classes of Shares, page 169

6.

We note your response to comment 28 and reissue. Please revise this section to describe each class of your securities clearly under its separate subheading, listing various characteristics of each class of securities.

The Company respectfully acknowledges the Staff’s comments and has revised its disclosure beginning on page 169 in response to the Staff’s comments.

* * * * * * *

Securities and Exchange Commission	- 4 -	June 26, 2023

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Joseph H. Kaufman at (212) 455-2948, or Benjamin Wells at (212) 455-2516 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Private Equity Conglomerate LLC

Jason Carss

Sung Bum Cho

Rajib Chanda

Joseph H. Kaufman

Benjamin Wells

Mark Brod